UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER (Regency Centers Corporation): 001-12298

CUSIP NUMBER (Regency Centers Corporation): 758849103

SEC FILE NUMBER (Regency Centers, L.P.): 0-24763

CUSIP NUMBER (Regency Centers, L.P.):

(Check One):	☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Full Name of Registrant:

Regency Centers Corporation and Regency Centers, L.P.

Former Name if Applicable:

Not applicable

Address of Principal Executive Office (Street and Number):

One Independent Drive, Suite 114

City, State and Zip Code:

Jacksonville, Florida 32202

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
(b)

The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

As explained in Regency Centers Corporation’s (the “Company”) earnings release reported under Form 8-K on May 5, 2011, in preparing its financial statements as of and for the three months ended March 31, 2011, the Company identified an error related to the accounting for its Non-Qualified Deferred Compensation Plan (“NQDCP”). The Company determined that it did not properly account for the investment assets and the Company’s common stock held in the NQDCP’s Rabbi trust on the Consolidated Balance Sheets, as well as the realized and unrealized gains and losses within the consolidated statements of operations. The issue relates to mark-to-market accounting on stock awards that were deferred into the NQDCP. The Form 10-Q will be filed as soon as the Company’s review of the accounting treatment for the NQDCP has been finalized.

This Notification of Late Filing on Form 12b-25 is being filed by both Regency Centers Corporation and Regency Centers, L.P. Regency Centers Corporation, as the general partner of Regency Centers, L.P., files combined 1934 Act reports with Regency Centers, L.P.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

J. Christian Leavitt	(904) 598-7608

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if, appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

REGENCY CENTERS CORPORATION and REGENCY CENTERS, L.P.

May 11, 2011	By:	/s/ J. Christian Leavitt
J. Christian Leavitt, Senior Vice President and Treasurer (Principal Accounting Officer)